INVEST IN **TOTEM**

The Viral Friend-Finding Compass


totem

totemlabs.com Chattanooga, TN

Technology | Consumer Goods | Retail | Profitable

Highlights

Profitable
Profitable for prior 3 months and expect same in future

1. Explosive Growth: $3.5M+ in first two years
2. Viral Marketing: 700M+ views and 450M people reached 100% organically (no ad spend)
3. Global Adoption: 52,000+ users across 75+ countries worldwide
4. Rated 5/5 Score by KingsCrowd (Top 0.8% of CF Raises)
5. Major Press: featured by Rolling Stone (3X), Inc Magazine (3X), WIRED, The Week
6. Backed & Funded: $2.6M raised from angel investors across the globe
7. Peerless Performance: 100% offline connectivity, 5-10X more accurate than an iPhone
8. Universal Problem: massive potential for market expansion with families, entertainment, and more

Featured Investor



Christopher Perry
Syndicate Lead

Follow

Invested $130,000

Product leader at Google focused on the intersection of security and AI

"Easiest investment opportunity I've come across. Totem Labs combines a revolutionary product with a team built to scale.

The Totem Compass solves a real customer pain point. If you've been to a festival, then I don't need to say any more. And better yet, the technology and design they are developing has use cases far beyond the festival scene.

The founding team perfectly bridges exceptional brand and marketing with brilliant technologists to bring a product to market that both inspires and delights.

Truly, the Compass is just the beginning here, and I can't wait to see where Totem Labs takes this innovation next."

Team



Carter Fowler Founder & CEO

3X Founder / GTM Strategist / over $6M in capital raised / Keynote Speaker at UTC College of Entrepreneurship / Author of the Charismatism Framework™ / Journalism archived in the Library of Congress

linkedin.com



Chase Lemonds Founder & CTO

2X Founder / 12+ Years R&D and Manufacturing Experience / 5+ Years Designing Consumer Electronics / Global Import-Export Operator / Original R&D Engineer for manufacturer of the ScrubDaddy product line

Totem Compass: Offline, Decentralized Safety

Why Totem?

Totem is by far the best company I've had the pleasure of buying from.

– Tyler C, Order #12358

Totem exists to bring people together in the real world.

Totem was born from a simple pain: finding your loved ones when they go missing.

Our flagship product, the **Totem Compass**, is a **decentralized, offline wearable** that **tracks loved ones** in crowded, low-signal environments.



From music festivals, to family outings, to emergency situations, the Totem Compass is quickly becoming an essential tool for modern life in a fractured, unreliable network landscape.



music festivals | family outings | outdoor adventures | emergency situations

Since our founding in January 2024, Totem has scaled rapidly through one core engine: organic network effects. The product thrives in real-world environments where people can see it, talk about it, and share it with others.


546
organic media mentions
Over 90% of users
generated through organic traffic


50,000+
users across 60+ countries worldwide
600M+
organic views across platforms

Our revenue model blends hardware sales with growing app-based ARR, with future potential in licensing and enterprise applications. We've been lean in our spend, creative in our GTM, and intentional in our cultural foundation. And we've done it all while building in public, with full transparency and respect for the people who've helped us get here.


Inc.
This Startup Goes Viral Every 2 Weeks. Here's Its Playbook for Success
Totem co-founder and CEO Carter Fowler explains how his company has racked up more than 150 million organic views in less than two years.

The Totem Compass:
Offline, Decentralized Safety

> *Everyone who goes to large parks, festivals, or beaches with loved ones, should have one. They are accessible and easy to use, whether you are 1 or 100.*
>
> —Laura, Order #13375

The Totem Compass, our viral debut product, is an ultra-precise wearable device that helps you find your loved ones when they go missing—no cell service or internet connection required.

With 5-10X better accuracy than an iPhone and real-time location updates sent directly to your device, the Totem Compass is designed to keep you safe and connected when it matters most.



The Totem Compass is powered by the Unity Mesh Network™, our proprietary offline peer-to-peer mesh network. Unlike cellular networks, which get overburdened and congested in a crowd, the Totem Compass actually performs better when more devices are nearby.

Totem's technology currently has **2 provisional patents**, and is **patent-pending for 1 non-provisional utility patent.**

Growth

Growth at a Glance:


50K+ users
across 75 countries since shipping Oct. '24
in revenue since shipping Oct. '24
over $3.5M
600M+ views 10M+ shares
across platforms without ads
across platforms since launch
600K+ followers
550+
organic media mentions
average email open rate
43%

If there's one force that defines the Totem story, it's **organic network effects.**

> *Plenty of consumer brands experience a **taste of viral fame**—by accident or grand design. The trick is figuring out how to **maintain** those numbers. To answer that question, Inc. went to a **master of the algorithm: Totem.***
>
> *-Inc. Magazine*

For Totem, organic network effects are the result of deliberate product design. The Totem Compass was built with visibility in mind. From the way it lights up in a crowd to the way it's worn on the chest, everything about it is designed to spark curiosity and start conversations**.**

We have not only directly experienced the explosive impact of network effects, but we have learned to *engineer* them.

First Wave of Viral Success

> *A **homegrown** consumer brand **lighting up** the **EventTech world.***
>
> *-Hypepotamus*

In November 2023, two months before Totem officially incorporated, we were accepted into SXSW's Startup Village, a collection within the Creative Industries Expo of what SXSW dubs:

> *"the best and brightest upcoming startups across all industries."*

On February 16th, we posted a [simple Instagram Reel](#) showing an early prototype. It hit **8 million views in 12 hours.** Our email list jumped from **12 subscribers to 15,000+ subscribers**. Our website crashed due to traffic overload. That one video generated over **$2.5M in pre-sale revenue**—before SXSW even began. This was the company's first real taste of true virality—something we would soon learn to engineer *over and over again*.





From Launch to Scale

> *If you're attending festivals and you don't want to deal with waving your phone in the air trying to get service, the* ***Totem Compass*** *is* ***absolutely worth checking out.***
>
> *-WIRED*

Since launch, Totem has:

- Grown our team from 2 co-founders to a **team of 15**
- Shipped **50,000+ units** to customers in 75+ **countries**
- Grown a community of **600K+ followers**
- Hit **600M+ views** and **10M+ shares** across platforms
- Earned **550 organic media mentions**
- Maintained an average email open rate of **43%** with **40K+ subscribers**

This has been **almost entirely organic.** We've spent next to nothing in paid advertising, and we have a 100% in-house marketing team. Instead, we built a product that solves a clear problem in the physical world, and that people are proud to wear and share.





Earned Media

> *Totem could* ***set a new standard*** *for festival experiences, merging* ***safety*** *and* ***spectacle*** *in a way that* ***has not been seen before.***
>
> *-CULTR*

Totem has earned **550 organic media mentions** since incorporating, a testament to the power of organic network effects. Our growth has been driven by curiosity,

community, and a product that has sparked global conversation.

When something resonates, it spreads like wildfire. Totem continues to prove just how far an idea can travel when it's passed from person to person.

as seen on:

Market Expansion

> ***Families*** *have deemed the Totem Compass a* ***must-have safety tool,*** *and have* ***made it go viral*** *for the* ***second year in a row.***
>
> *-Associated Press*

At SXSW 2025, the Totem Compass returned—and made waves again as *"SXSW's most Viral Product for the Second Straight Year"*.

Our live demos and light shows hit **1.8 million views in under 48 hours** on TikTok. Yet, something had changed.

For the first time, families flocked around our booth, drawn in by kids running free while parents watched with relief. Children of all ages were dazzled by the Totem Compass, and parents saw exactly what they were missing. With 71% of parents **believing that widespread use of smartphones may be more harmful than helpful for children**, the Totem Compass became the clear solution.







This shift marked a turning point. We saw firsthand that the Totem Compass meets a real, human need. Beyond festivals, it's now helping families at zoos, parks, and family vacations.

As screen-time concerns rise, families aren't looking for more features in new technology—they're looking for fewer compromises. The Totem Compass offers a simpler, safer way to stay connected, without pulling you out of the moment.

Markets

> *With music **festival popularity surging** and attendance reaching **record highs** in 2025, **substantial growth opportunities** lie ahead for Totem as demand for its **simple but beautifully effective** technology continues to skyrocket.*
>
> *-Pulse 2.0*

Totem began in the music festival space—but the need it solves is universal.

Every single human being has had the experience of getting lost, or realizing that one of their loved ones is missing. Every single human being has experienced the pitfalls of centralized networks. Every single human being has fallen prey to today's attention economy.

We're expanding Totem's market to meet that need across the board.

Market Sizes

The Totem Compass has already proven its potential beyond music festivals: at resorts, theme parks, campsites, and family gatherings. These aren't edge cases—they point to a much larger opportunity.


$6.18B
location-based entertainment
$8.96B
global festival market
$29.1B
global family market (with children under 12)
$208B
wearable electronics market

*in 2025

Based on U.S. data and first-world population estimates, our two primary markets are substantial:


$128M
Festival-goers
$32M in the U.S. annually, projecting to ~$128M across all first-world countries.


Families with children under 12
$104M in the U.S., extrapolated to ~$416M globally in comparable regions.
$416M

Families alone make up about 30% of the U.S. population — a massive and often underserved segment in wearables. If just 4.1% convert to premium (the industry standard), we estimate each user generates **$2.50/year in ARR** through app subscriptions — unlocking significant long-term recurring revenue across both markets.

Forward-looking projections cannot be guaranteed.

A Family-Forward Future

This shift to a broader audience is already happening. Our first two product reviewers are both parents of young children. At SXSW 2025, parents became our loudest advocates. Children instinctively understand how to use the Compass.

To better understand this growing segment, we surveyed and interviewed parents in our customer base. They told us that they see the Totem Compass as an ***essential tool for keeping your children safe, while allowing them the independence they crave at a young age.***


Totem Compass Review: Matt, Norwich, UK
Totem
Watch on YouTube

We're listening. Our team has already begun identifying core product changes to support family use in Generation 2. From wrist-friendly design to indoor positioning, we're building toward a future where fear of losing what you love most in the world is as unfamiliar as dial-up internet to today's teenager.

GTM Strategy

> ***Best thing ever invented!*** *I'm still amazed it is its own device—and shocked our phones can do so much, but cant do **this** yet.*
>
> -Laura, Order #8543


Tribe Charger USB-C Multi-Cable
$8.99
Blackout Necklace Collection
$37
Totem Compass
$69/ea
Luxe Necklace Collection
$37
TotemLoop
$30

Our core revenue driver is the Totem Compass. We've built a healthy margin on the

hardware itself, supported by a growing ecosystem of accessories and add-ons.

Later this year, we will introduce a consumer subscription layer to the Totem Compass App, designed to unlock deeper functionality and added features for users who want more control over their Totem Compass experience.

In 2026, we will unlock an entirely new revenue channel as we expand into on-site device rentals at major festivals, theme parks, and other entertainment destinations.

Each revenue stream builds on the last, designed to scale sustainably while reinforcing the core product.

Distribution

Totem is already shipping globally, and our next step is to scale our network of distributors: retail, resort and theme park placements, plus expanded international warehousing and fulfillment.



Retail
Resorts & Theme Parks
Expanded International Fulfillment

We've seen strong inbound interest from partners looking to enhance real-world connection and safety across family-friendly venues.



Family-Finding Compass: I found my little brother ordering cocktail
Totem
CAUGHT IN 4K
Watch on YouTube

Our long-term distribution strategy centers on **one clear goal:** meeting people where presence matters most. Festivals, resorts, and shared spaces are where some of life's best memories are made. Totem was built to support those moments—not compete with them.

Community-Driven Development

> *A **passionate team.** They responded fast to my inquiry, and it was greatly appreciated. **I am really happy** and **hope this company goes far.***
>
> -Chris, Order #12463

Totem has been successful because we are not simply a handful of people working out of an office in Tennessee. Totem is a global movement with **tens of thousands** of people spanning every major continent.

Building in Public

Since the beginning of Totem—even before the company was founded—we have been building in public. Before we even had a working prototype, we began sharing weekly updates through our legendary weekly newsletter, **Totem Tuesday.**


Totem Update — a few cool things
Regular email
Sent
Opens
Clicks
It's Totem Tuesday, baby!
Starting today, we'll send out a Tuesday 3-2-1 on our progress here at Totem.
3 things we accomplished,
2 things we learned,
1 thing coming up
You ready?
3 things we accomplished
1) Our website is live! Just a splash page for now, but that will change very soon.
2) We made a breakthrough with our power-saving protocol, taking battery life on our prototypes from 22 minutes to 72+ hours on a single charge.
3) All our compasses are now sound-reactive. Whenever you aren't holding it in your hand, the pendant glows in-time with whatever music you are listening to.
2 things we learned
1) LiveNation, the largest festival organizer in the US, has come under fire for their event safety. LiveNation was the organizer behind AstroWorld 2021, which saw a tragedy that caused 10 deaths in Miami which could have been avoided if they were using Totem technology.
2) During an outdoor test today at Coolidge Park, our prototypes were proved accurate at a range of 200 meters. When we roll out long-range mode later this week, we expect that distance to be closer to 500 meters.
1 thing coming up
This Saturday is our first ever Public Pilot! We'll be debuting the devices at MainX24, Chattanooga's largest city festival of the year. We will do a live demonstration and shoot some fun video to share with you next week.
That's it for this week. Thanks for coming along for the ride.

The very first Totem Tuesday ever sent...to 13 subscribers!

We work hard to foster a genuine, personal connection with our community. To date, we have sunk over 1,000 hours of time into these weekly updates.

We have detailed every High and every Low openly with our community for **85 weeks straight**. Never missed one!


Totem Tuesday: July 29, 2025
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Never Lost Again
ABOUT
Hey Ashlyn!
A door has opened, somewhere you weren't looking.
You stepped through without asking why.
And now, everything smells like possibility
Welcome to the 86th installment of
TOTEM TUESDAY
Can you believe Lollapalooza is almost here?
My, how time flies
Our marketing team will be on-site at Lolla this weekend filming promotional content and meeting with partners. If you see us there, don't hesitate to come and say hey!
If you're a creator and you'd like to collab on Totem social media content at Lollapalooza, shoot us a DM on Instagram.
3 things to know
DOWNLOAD OFFICIAL FESTIVAL APP
totem
1) Totem's First Festival Integration was Magical
Last week, 80% of the Totem team embarked on a very important mission:
Sponsoring the first-ever Festival of the Future at Dirtybird Campout x Northern Nights Music Festival 2025!

The 86th edition of Totem Tuesday...sent to 30K+ subscribers!

Community-Based Strategy

> *Absolutely **fantastic customer service** from Totem! Every interaction was **friendly, professional,** and **genuinely helpful.** I*

honestly wish more companies handled support like this: it's a ***rare and refreshing experience.***

-Hanno, Order #10944

Our Community guides our company roadmap. We recruited our robust Beta Testing Program directly from our own community: customers, followers, investors, and creators who wanted to get involved in what we are building.


Beta Tester
84
In preparation for the beta test of the Totem Companion App, we need all of you to update your Totems to a beta version of the firmware. This will allow your Totem to connect to your phone via the app. We suggest choosing one Totem to update to the beta software, but you are welcome to update all of your owned Totems, however for now the Totem app will only be able to connect to one Totem at a time.
The process will take place in three stages:
1. Device Registration - Update to v3.7.7 - Crystal Color: White
2. Beta Tester Registration
Once you've updated twice, we'll mark your Totems in our system as "Beta Tester" devices.
3. App-Enabled Firmware Update - v3.8.2_Beta - Crystal Color: Aqua

Internally, our most active Slack Channel is #customer-feedback. We share over 50+ messages from customers every single week for team discussion.


customer-feedback
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Kailey
has been around since the beginning, I remember chatting with him very early on last year
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Kailey # customer-feedback
@channel great feedback for everyone to read :)
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Since shipping in October 2024, we've released 15 software updates, 95% of which were based directly on user feedback.


TOTEM COMPASS
VERSION 3.11
available now!
⚡ Version 3.13 Now Live ⚡
You've been waiting for this one... Promise.
In addition to the new calibration confirmation (white flash when you've successfully calibrated) and some important changes to the communications logic, there are some brand-new features enabled by the Totem Compass App that you will love.
What new features, you might ask? Read on to find out
You can easily download the new update using the Totem Compass App! Download it now for free on the App Store or Google Play Store.
If you don't have Bluetooth functionality on your Totems yet, you'll need to Update Your Software the old-fashioned way, using these instructions.
orange crystal on power up
TOTEM COMPASS
VERSION 3.12
available now!

Responsiveness builds trust, but transparency keeps it. This community is, by far, our greatest and most valuable asset.

Our Culture




totem

Everything we do at Totem comes from a **human-first perspective.**

Every morning, our team begins the day with a moment of shared breath and focus. We do this because it reflects what we believe: the most meaningful work stems from the relationships we build, the trust we earn, and the care we put into every interaction.


Totem Compass: have you ever seen a company do THIS??
Totem
Watch on YouTube

Design isn't a department at Totem: it's a philosophy. Every single member of the Totem team, whether they write code, manage our supply chain, or lead partnerships, self-identifies as a designer.

We care deeply about how people interact with things—not just what those things do for them. We care about how things look and feel, because beauty is not simply a "nice-to-have". It is an essential part of the human experience. How could life be worth living without an element of beauty?

At Totem, it is our utmost responsibility to do things that make life worth living. It is our responsibility to do things that make the world a more beautiful place. It is our responsibility to spark joy in as many people as we can, as often as we can.


totem

About Leadership



Carter Fowler, co-founder & CEO

Background: GTM Strategist / **Experience:** GTM Mentor at multiple startup accelerators, Founder of Oranges & Apples Brand Strategy, CentralSauce / **Credentials:** over $6M in capital raised, Keynote Speaker at UTC College of Entrepreneurship, Author of the Charismatism Framework™, journalism archived in the Library of Congress



Chase Lemonds, co-founder & CTO

Background: Chemical & Hardware Engineering / **Experience:** Lead R&D Engineer for ScrubDaddy manufacturer, Electrical/Mechanical Engineering for consumer electronics

Exit Opportunities

The broader wearables market is undergoing rapid consolidation. Companies like Garmin, Samsung/Harman, Amazon and Oura have histories of acquiring complementary hardware and platforms. These firms may see Totem's mesh networking, off-grid operation and community focus as a strategic addition to their portfolios.

In the location-based entertainment sector, developers are buying ride-system suppliers, while investors seek stakes in LBE chains. Our combination of guest-tracking hardware and analytics positions us as a partner for theme parks, resorts and festivals. Partial acquisitions—such as minority stakes or licensing deals—could allow LBE operators to deploy our technology while sharing in its growth.

Forward-looking projections cannot be guaranteed.

Potential for IPO

Historically, hardware-driven companies like Fitbit and Peloton hit the public markets with valuations over $4 billion. Their early success confirmed strong demand for tangible, real-world technology.

Totem may move toward a similar arc. Early traction—35K+ units shipped, rapid organic network effects, and technology that bridges offline gaps—offers a strong foundation for public confidence.

If we maintain transparency, steady growth, and customer-first innovation, Totem could follow other purposeful hardware wearables into the public markets. Investors value products that people wear, care about, and share—in real life, not just online.

Forward-looking projections cannot be guaranteed.